                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                  ------------


                            AppliedTheory Corporation
                      ------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    03828R104
                      ------------------------------------
                                 (CUSIP NUMBER)


                                     7/10/01
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1.    Names of Reporting Persons. HALIFAX FUND, L.P.
      I.R.S. Identification Nos. of above persons (entities only).

                                   98-0203423
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Cayman Islands, BWI
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    3,183,965
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  3,183,965
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            3,183,965
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      9.9%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        PN
                                                 -------------------------------

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1.    Names of Reporting Persons. PALLADIN PARTNERS I, L.P.
      I.R.S. Identification Nos. of above persons (entities only).

                                   22-3035509
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Delaware
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    807,745
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  807,745
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            807,745
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      2.71%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        PN
                                                 -------------------------------

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1.    Names of Reporting Persons. PALLADIN OVERSEAS FUND LTD.
      I.R.S. Identification Nos. of above persons (entities only).


      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Cayman Islands, BWI
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    1,009,684
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  1,009,684
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,009,684
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      3.36%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        CO
                                                 -------------------------------

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1. Names of Reporting Persons. DeAM CONVERTIBLE ARBITRAGE FUND, LTD. I.R.S. Identification Nos. of above persons (entities only).


      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Cayman Islands, BWI
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    1,817,420
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  1,817,420
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,817,420
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      5.90%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        CO
                                                 -------------------------------

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1.    Names of Reporting Persons. LANCER SECURITIES (CAYMAN) LTD.
      I.R.S. Identification Nos. of above persons (entities only).


      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Cayman Islands, BWI
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    1,413,558
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  1,413,558
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,413,558
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      4.65%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        CO
                                                 -------------------------------

                                  SCHEDULE 13G

CUSIP NO.   03828R104
          ---------------------

1.    Names of Reporting Persons. THE PALLADIN GROUP, L.P.
      I.R.S. Identification Nos. of above persons (entities only).

                                   22-2889593
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                          X
         -----------------------------------------------------------------------
      (b)
         -----------------------------------------------------------------------
3.    SEC USE ONLY
                  --------------------------------------------------------------

4.    Citizenship or Place of Organization    Texas
                                          --------------------------------------

      Number of           5.   Sole Voting Power       -0-
      Shares                                    -------------------------
      Beneficially        6.   Shared Voting Power    3,183,965
      Owned by                                    -----------------------
      Each                7.   Sole Dispositive Power    -0-
      Reporting                                      --------------------
      Person With         8.   Shared Dispositive Power  3,183,965
                                                       ------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            3,183,965
      --------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.   Percent of Class Represented by Amount in Row (9)      9.9%
                                                      --------------------------

12.   Type of Reporting Person (See Instructions)        PN
                                                 -------------------------------

This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of Common Stock, $.01 par value (the "Common Stock") of AppliedTheory Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 15, 2002 and amends and supplements the Schedule 13G dated February 7, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1.

     (a)       NAME OF ISSUER: AppliedTheory Corporation
     (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              1500 Broadway, 3rd Floor
                              New York, New York 10036

ITEM 2.

     (a)       NAME OF PERSON FILING:
                    The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), Palladin Partners I, L.P., a Delaware limited partnership ("PPI"), Palladin Overseas Fund Ltd., a Cayman Islands exempted company ("POF"), DeAm Convertible Arbitrage Fund Ltd., a Cayman Islands exempted company ("DeAM"), Lancer Securities (Cayman) Ltd., a Cayman Islands exempted company ("Lancer"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth"), is the sole general partner of Halifax. Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM") and Palladin Administrative Services, L.L.C., a Delaware limited liability company ("PAS"), are the general partners of PPI. Jeffrey Devers, Robert Chender and SEI Investments Global (Cayman) Ltd., a Cayman Islands exempted company, are the directors of POF. Robert N. Chin, Jan Allen Kregel and Ian Godfrey Sampson are the directors of DeAM (the "DeAM Directors"). Paul S. Levy, David Y. Ying and Andrew Heyer are the directors of Lancer. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax, PPI, POF, DeAM and Lancer. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, PPI, POF, DeAM and Lancer, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PAM, PAS, POF, PCM and Yarmouth are controlled by Jeffrey Devers. DeAM is controlled by the DeAM Directors. Lancer is controlled by Lancer Securities LLC, a Delaware limited liability company.

     (b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               HALIFAX

               The business address of Halifax is c/o Huntlaw Corporate Services Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

               PPI

               The business address of PPI is 195 Maplewood Avenue, Maplewood, New Jersey 07040

               POF

               The business address of POF is c/o Huntlaw Corporate Services Ltd., The Huntlaw Building, 75 Fort Street, Grand Cayman, Cayman Islands, British West Indies.

               DeAm

               The business address of DeAM is c/o Walkers, Walker House, Mary Street, George Town, Grand Cayman Islands, British West Indies.

               LANCER

               The business address of Lancer is c/o W.S. Walker & Co., 2nd Floor, Caledonian House, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies

               PALLADIN

               The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

     (c)       CITIZENSHIP:

               Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

               PPI is a limited partnership formed under the laws of Delaware.

               POF is an exempted company formed under the laws of the Cayman Islands.

               DeAM is an exempted company formed under the laws of the Cayman Islands.

               Lancer is an exempted company formed under the laws of the Cayman Islands.

               Palladin is a limited partnership formed under the laws of Texas.

     (d)       TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value (the "Common Stock")

     (e)       CUSIP NUMBER: 03828R104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (SECTIONS) 240.13D-1(B) OR 240.13D(B) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)       [ ]   Broker or dealer registered under section 15 of the
                     Act (15 U.S.C. 78o)
     (b)       [ ]   Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c)
     (c)       [ ]   Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c)

     (d)       [ ]   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8)
     (e)       [ ]   An investment adviser in accordance with (Section)
                     240.13d-1(b)(1)(ii)(E)

     (f)       [ ]   An employee benefit plan or endowment fund in accordance
                     with (Section) 240.13d-1(b)(1)(ii)(F)

     (g)       [ ]   A parent holding company or control person in accordance
                     with (Section) 240.13d-1(b)(1)(ii)(G)

     (h)       [ ]   A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i)       [ ]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3)

     (j)       [ ]   Group, in accordance with (Section) 240.13d-1(b)(1)(ii)(J)

               IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK HERE [X]

ITEM 4.        OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)       Amount beneficially owned:

               Halifax and Palladin together beneficially own a total of 3,183,965 shares of Common Stock pursuant to a convertible debenture held by Halifax (after giving effect to a 9.9% conversion limit).

               PPI and Palladin together beneficially own a total of 807,745 shares of Common Stock pursuant to a convertible debenture held by PPI (after giving effect to a 9.9% conversion limit).

               POF and Palladin together beneficially own a total of 1,009,684 shares of Common Stock pursuant to a convertible debenture held by POF (after giving effect to a 9.9% conversion limit).

               DeAM and Palladin together beneficially own a total of 1,817,420 shares of Common Stock pursuant to a convertible debenture held by DeAM (after giving effect to a 9.9% conversion limit).

               Lancer and Palladin together beneficially own a total of 1,413,558 shares of Common Stock pursuant to a convertible debenture held by Lancer (after giving effect to a 9.9% conversion limit).

               Halifax, PPI, POF, DeAM, Lancer and Palladin together beneficially own a total of 3,183,965 shares of Common Stock after giving effect to the 9.9% conversion limit contained in the Debentures.

     (b)       Percent of class:

               Halifax and Palladin's aggregate beneficial ownership of 3,183,965 shares of Common Stock constitutes 9.9.% of all of the outstanding shares of Common Stock.

               PPI's and Palladin's aggregate beneficial ownership of 807,745 shares of Common Stock constitutes 2.71% of all of the outstanding shares of Common Stock.

               POF's and Palladin's beneficial ownership of 1,009,684 shares of Common Stock constitutes 3.36% of all of the outstanding shares of Common Stock.

               DeAM's and Palladin's aggregate beneficial ownership of 1,817,420 shares of Common Stock constitutes 5.90% of all the outstanding shares of Common Stock.

               Lancer's and Palladin's aggregate beneficial ownership of 1,413,558 shares of Common Stock constitutes 4.65% of all the outstanding shares of Common Stock.

               Halifax's, PPI's, POF's, DeAM's, Lancer's and Palladin's aggregate beneficial ownership of 3,183,965 shares of Common Stock, after giving effect to the 9.9% conversion limit contained in the Debentures, constitutes 9.9% of all the outstanding shares of Common Stock.

     (c)       Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote
                           Not applicable

               (ii)   Shared power to vote or to direct the vote

                           Halifax and Palladin together have shared power to vote or direct the vote of 3,183,965 shares of Common Stock.

                           PPI and Palladin together have shared power to vote or direct the vote of 807,745 shares of Common Stock.

                           POF and Palladin together have shared power to vote or direct the vote of 1,009,684 shares of Common Stock.

                           DeAM and Palladin together have shared power to vote or direct the vote of 1,817,420 shares of Common Stock.

                           Lancer and Palladin together have shared power to vote or direct the vote of 1,413,558 shares of Common Stock.

               (iii)  Sole power to dispose or to direct the disposition of
                           Not applicable

               (iv)   Shared power to dispose or to direct the disposition of

                           Halifax and Palladin together have shared power to dispose or direct the disposition of 3,183,965 shares of Common Stock.

                           PPI and Palladin together have shared power to dispose or direct the disposition of 807,745 shares of Common Stock.

                           POF and Palladin together have shared power to dispose or direct the disposition of 1,009,684 shares of Common Stock.

                           DeAM and Palladin together have shared power to dispose or direct the disposition of 1,817,420 shares of Common Stock.

                           Lancer and Palladin together have the shared power to dispose or direct the disposition of 1,413,558 shares of Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               See Item 2(a).

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not applicable.

ITEM 10.       CERTIFICATION

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

     Dated: February 15, 2002

                                         HALIFAX FUND, L.P.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                         PALLADIN OVERSEAS FUND, LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                         PALLADIN PARTNERS I, L.P.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                         DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                         LANCER SECURITIES (CAYMAN) LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                         THE PALLADIN GROUP, L.P.

                                         By: Palladin Capital Management, LLC
                                                General Partner

                                             By:
                                                --------------------------------
                                                     Maurice Hryshko
                                                    Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of AppliedTheory Corporation dated February 15, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 15, 2002

                                         HALIFAX FUND, L.P.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person


                                         PALLADIN OVERSEAS FUND, LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person


                                         PALLADIN PARTNERS I, L.P.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person


                                         DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person

                                         LANCER SECURITIES (CAYMAN) LTD.

                                         By: The Palladin Group, L.P.
                                                Attorney-in-Fact

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person


                                         THE PALLADIN GROUP, L.P.

                                         By: Palladin Capital Management, LLC
                                                General Partner

                                             By:
                                                --------------------------------
                                                        Maurice Hryshko
                                                       Authorized Person